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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52416

RECEIVED MAR 21 2002 PROCESSING SECTION WASH. 365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GLOBAL TRADING GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 HAZELWOOD DRIVE
(No. and Street)

WESTBURY, (City) NEW YORK (State) 11590 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM SAVERY 516-334-8290
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAHN BOYD LEVYCHIN, LLP.
(Name — if individual, state last, first, middle name)

99 WALL STREET, NY, (Address) NY (City) (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED APR 01 2002 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/27/02

OATH OR AFFIRMATION

I, WILLIAM SAVERY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KAHN BOYD LEVYCHIN, LLP, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NASSAU
SWORN TO BEFORE ME
21
MARCH 2002

MITCHELL H. GELLER
NOTARY PUBLIC, State of New York
No. 01GE4962524
Qualified in Nassau County
Commission Expires 2-20-06

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL TRADING GROUP, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2001

Contents

KAHN BOYD LEVYCHIN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Auditors' report

To the Board of Directors
Global Trading Group, Inc.
New York, New York

We have audited the accompanying balance sheet of Global Trading Group, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows, and the accompanying supplementary information contained, which is presented only for supplementary analysis purposes, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Trading Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahn Boyd Levychin
Kahn Boyd Levychin,
Certified Public Accountants

March 12, 2002

99 Wall Street, 10th Floor, New York, NY 10005 Telephone #: 212.843.4100

GLOBAL TRADING GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2001

Assets

Current assets		
Deferred taxes	$	22,494
Accounts receivable		458
Prepaid expenses		3,079
Loans receivable *(Note 1)*		2,000
Total current assets		**28,031**
Fixed assets		
Furniture and equipment		16,701
		16,701
Less: accumulated depreciation		5,041
Net fixed assets		**11,660**
Other assets		
Clearing deposit		25,000
Total other assets		**25,000**
Total assets	**$**	**64,691**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2001

Liabilities and Stockholder's Equity

Current liabilities		
Cash overdraft	$	34
Accounts and accrued expenses payable		2,500
Other loans payable *(Note 2)*		5,500
Officer's loan payable *(Note 3)*		5,300
Income taxes payable		455
Total current liabilities		**13,789**
Total liabilities		**13,789**
Stockholders' equity		
Common stock *(20,000 shares $1 par value authorized, 100 shares issued and outstanding)*		100
Additional paid-in capital		72,400
Accumulated deficit		(21,598)
Total stockholder's equity		**50,902**
Total liabilities and stockholder's equity	**$**	**64,691**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2001

Revenue		
Commissions	$	1,035
Interest income		122
Other income		48
Total Income		**1,205**
Operating expenses		
Professional fees		6,580
Training and education		5,115
Depreciation		3,941
Regulatory fees		2,704
Office expenses		1,832
Telephone		1,712
Registration fees		835
Computer and network expenses		700
Clearing charges		419
Miscellaneous		287
Insurance		236
Bank charges		175
Postage and delivery		49
Total operating expenses		**24,585**
Loss from operations		**(23,380)**
Provision for income taxes		
Deferred benefit		12,207
Current		(455)
Total provision for income taxes		**11,752**
Net loss	$	**(11,628)**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2001

	Common stock	*Additional paid-in capital*	*Accumulated deficit*	*Total stockholder's equity*
Balance, beginning	$ 100	$ 32,400	$ (9,970)	$ 22,530
Capital contributions		40,000		40,000
Net loss			(11,628)	(11,628)
Balance, ending	**$ 100**	**$ 72,400**	**$ (21,598)**	**$ 50,902**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2001

Cash flows from operating activities		
Net loss	$	(11,628)
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation		3,941
Changes in operating assets and liabilities		
Increase in deferred taxes		(12,207)
Increase in accounts receivable		(458)
Increase in prepaid expenses		(3,079)
Increase in accounts and accrued expenses payable		901
Decrease in income taxes payable		(455)
Net cash used by operating activities		**(22,985)**
Cash flows from investing activities		
Purchases of furniture and equipment		(11,201)
Increase in clearing deposit		(25,000)
Net cash used by investing activities		**(36,201)**
Cash flows from financing activities		
Increase in loan receivable		(2,000)
Proceeds from capital contributions		40,000
Increase in loans payable		5,500
Increase in officer's loan payable		5,300
Net cash provided by financing activities		**48,800**
Decrease in cash and cash and cash equivalents		**(10,386)**
Cash and cash equivalents, beginning of year		10,352
Cash and cash equivalents, end of year	**$**	**(34)**

Supplementary disclosures of cash flow information

Cash paid during the year for:		
Income taxes	$	855
Interest expenses		

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net capital		
Total equity capital	$	50,902
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		39,691
Net capital before haircuts on securities positions		**11,211**
Haircuts on securities positions		500
	$	**10,711**
Aggregate indebtedness		
Items included in the statement of financial condition		
Accrued expenses and other liabilities	$	13,789
	$	**13,789**
Ratio: aggregate indebtedness to net capital		1.29 to 1
Computation of basis net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 100%	$	5,711

Reconciliation of December 31, 2001 audited computation of net capital and Company's unaudited December 31, 2001 Part IIA filing.

Unaudited December 31, 2001 net capital per December 31, 2001 Part IIA filing	$	10,256
Audit adjustments – tax accruals		455
Net capital	**$**	**10,711**

See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

Organization

Global Trading Group, Inc. ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934.

The Company was incorporated in March 1999 in the State of New York.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using accelerated methods over the following estimated useful lives:

Description	*Estimated useful life*
Furniture and fixtures	7 years
Equipment	5 years

Income taxes

The Company accounts for income taxes using the asset and liability method as required by Statement of Financial Accounting Standards No. 109, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 1 – LOANS RECEIVABLE

Loans receivable represents an advance to an unrelated party. The amount is non-interest bearing and due on demand.

NOTE 2 – OTHER LOANS PAYABLE

Other loans payable represents advances from unrelated parties. The amounts are non-interest bearing and due on demand.

NOTE 3 – OFFICER'S LOANS PAYABLE

Officer's loans payable represents advances from William Savery, the Company's President. The amount is non-interest bearing and due on demand.

NOTE 4 – INCOME TAXES

Temporary differences between the recognition of certain expense items for income tax purposes and financial reporting purposes are as follows:

Net operating loss to be carried forward	$ 22,494

The Company incurred no federal income tax expense for the year and utilized no tax carryforward losses. The Company incurred $455 of New York State and City income tax expense for the year.

The Company has a net operating loss carryover of $44,092 to offset future income tax. The net operating loss expires as follows:

December 31, 2019	$ 9,854
2020	10,404
2021	23,834

NOTE 5 – CHANGE IN STOCK OWNERSHIP

In March 2001, William Savery acquired all of the issued and outstanding shares of the Company's common stock. Prior to this acquisition he owned 33% of the Company's issued and outstanding shares.

NOTE 6 – OPERATING FACILITIES

The Company used to maintain its offices in facilities located in downtown Manhattan, New York. The Company relocated to Westbury, New York in the first quarter of 2001 in facilities located in the shareholder's residence.

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Global Trading Group, Inc.
New York, New York

We have examined the financial statements of Global Trading Group, Inc. for the year ended December 31, 2001, and have issued our report therein dated March 12, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Global Trading Group, Inc. as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Kahn Boyd Levychin

Kahn Boyd Levychin,
Certified Public Accountants

March 12, 2002